UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 4, 2010, Husky Energy Inc. issued a press release declaring a quarterly dividend for the three month period ended September 30, 2010, payable January 4, 2011 to shareholders of record at the close of business on November 29, 2010.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	"James D. Girgulis"
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: November 4, 2010

Exhibit A

November 4, 2010

HUSKY ENERGY ANNOUNCES 2010 THIRD QUARTER DIVIDEND

Calgary, Alberta (November 4, 2010) - Husky Energy Inc. (TSX: HSE) is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended September 30, 2010. The dividend will be payable on January 4, 2011 to shareholders of record at the close of business on November 29, 2010.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For additional information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations 403-298-6817	Media Inquiries: Graham White Corporate Communications 403-298-7088